                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 29)

                                V.F. CORPORATION
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    918204108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 918204108                                            Page 1 of 2 Pages

   1)  Names of Reporting Persons

            Ursula F. Fairbairn

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       a) [ ]
       b) [ ]

   3)  SEC USE ONLY

   4)  Citizenship or Place of Organization    United States

   Number of Shares        5)  Sole Voting Power                         28,648+
           +Includes currently exercisable options for 27,000 shares.

   Beneficially Owned      6)  Shared Voting Power                   22,923,288*
    *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M. Rust
     Sharp with respect to these shares.

   By Each Reporting       7)  Sole Dispositive Power                    28,648+
           +Includes currently exercisable options for 27,000 shares.

   Person With             8)  Shared Dispositive Power              22,923,288*
    *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M. Rust
     Sharp with respect to these shares.

   9)  Aggregate Amount Beneficially Owned by Each Reporting Person   22,951,936

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       See Instructions                                                      [ ]

   11) Percent of Class Represented by Amount in Row (9)                   20.49

   12) Type of Reporting Person  (See Instructions)                           IN
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                                                               Page 2 of 2 Pages



ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2001:

(a)  Amount Beneficially Owned:                                22,951,936 shares

(b)  Percent of Class:                                                     20.49

(c)  Number of shares to which such person has:
        (i) sole power to vote or to direct the vote                     28,648+
       (ii) shared power to vote or to direct the vote               22,923,288*
      (iii) sole power to dispose or to direct the disposition of        28,648+
       (iv) shared power to dispose or to direct the disposition of  22,923,288*

      +Includes currently exercisable options for 27,000 shares.

      *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M.
       Rust Sharp with respect to these shares.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2002
--------------------------------
Date


By: /s/ Ursula F. Fairbairn
--------------------------------
Signature - Ursula F. Fairbairn